Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-115523

Aeolus Pharmaceuticals, Inc.

(f/k/a Incara Pharmaceuticals Corporation)

Prospectus Supplement No. 6 dated October 22, 2004

(To Prospectus dated May 27, 2004)

6,156,000 shares of common stock

This Prospectus Supplement supplements information contained in that certain Prospectus, dated May 27, 2004, as amended or supplemented, relating to the offer and sale by the selling stockholders listed in the Prospectus of up to 6,156,000 shares of common stock of Aeolus Pharmaceuticals, Inc. (f/k/a Incara Pharmaceuticals Corporation). This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus. We will not receive any proceeds from the sale of the shares of common stock by selling stockholders.

All common stock amounts contained in this Prospectus Supplement have been adjusted to give effect to a one-for-ten reverse stock split effected on July 16, 2004.

As a result of the name change, which was effective on July 16, 2004, our common stock is traded on the OTC Bulletin Board under the symbol “AOLS.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of the original Prospectus.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OUR SECURITIES OR DETERMINED THAT THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.

The date of this Prospectus Supplement No. 6 is October 22, 2004

Issuance of Press Release

The following paragraphs are hereby added to the disclosure, to be inserted after the last paragraph under the heading “Our Business – Oxygen Stress and Disease – Submission of IND” on page 14 of the Prospectus:

On September 7, 2004, we issued a press release stating as follows:

Research Triangle Park, N.C., September 7, 2004 – Aeolus Pharmaceuticals, Inc. (OTC Bulletin Board: AOLS) announced today that it has been notified by the Food and Drug Administration (FDA) of their allowance of Aeolus’ Investigational New Drug application (IND) to begin Phase 1 clinical trials of AEOL 10150 for the possible treatment of patients with amyotrophic lateral sclerosis (also known as “ALS” or “Lou Gehrig’s disease”).

“Allowance of our IND for ALS by the FDA is a tribute to the quality of work by Aeolus’ development team that went into the IND submission, and to the impressive preclinical data for AEOL 10150,” stated James D. Crapo, M.D., CEO of Aeolus. “Successful development of AEOL 10150 could offer an effective new option to the patients and families that suffer from ALS and the physicians who treat them.”

ALS, the most common motor neuron disease, results from progressive degeneration of both upper and lower motor neurons and is usually fatal within 5 years of symptom onset. The Phase 1 clinical studies are designed to test the range of doses over which AEOL 10150 is safe in patients diagnosed with ALS.

The initial Phase 1 clinical trial will consist of a single dose of AEOL 10150 given to ALS patients to evaluate the safety, tolerability and pharmacokinetics of the drug. The single dose per patient will be increased as the trial progresses. If the Phase 1 clinical trial results are satisfactory in terms of safety, Aeolus’ clinical plan calls for initiating Phase 2 clinical trials of AEOL 10150 for the possible treatment of ALS.

Aeolus currently is negotiating with several clinical centers to initiate these Phase 1 clinical trials. Aeolus is also conducting additional preclinical tests to determine the optimum dose regimen to treat patients with AEOL 10150. For further information on the Phase 1 clinical studies, contact Dr. Shayne C. Gad at Aeolus.

Change in Auditors

The following paragraphs are hereby added to the disclosure, to be inserted after the last paragraph under the heading “Experts” on page 48 of the Prospectus:

On August 23, 2004, PricewaterhouseCoopers LLP (“PwC”) resigned as our independent registered public accounting firm. The resignation was the sole decision of PwC and was not sought, recommended or approved by our audit committee.

PwC’s reports on our financial statements for the fiscal years ended September 30, 2003 and 2002 contained a statement that “the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern.” Other than the “going concern” explanatory paragraph noted in the immediately preceding sentence, PwC’s reports for the fiscal years ended September 30, 2003 and 2002 were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended September 30, 2003 and 2002 and through August 23, 2004, there were no disagreements between us and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of PwC, would have caused them to make a reference thereto in their reports on the financial statements for such years.

During the fiscal years ended September 30, 2003 and 2002 and through August 23, 2004, there were no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

On October 13, 2004, we announced that we had retained Grant Thornton LLP as our independent registered public accounting firm for our fiscal year ended September 30, 2004. Our Audit Committee approved this appointment and the engagement began on October 11, 2004. We did not consult Grant Thornton during our last two most recent fiscal years or any subsequent interim period prior to the engagement regarding the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

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